Exhibit 12.2

Royal Caribbean Cruises Ltd. Ratio of Earnings to Fixed Charges (in thousands, except ratios)
	Six Months Ended June 30,

	2006		2005

Earnings
Income before cumulative effect of a change in accounting principle	$241,926		$292,358
Plus: income tax expense	3,584		2,247
Plus: (income) loss from equity investees	433		(4,208)
Plus: fixed charges	148,185		165,949
Less: capitalized interest	(13,313)		(7,256)

Earnings	$380,815		$449,090

Fixed Charges
Interest expense (1)	$137,622		$151,293
Interest portion of rent expense (2)	10,563		14,656

Fixed charges	$148,185		$165,949

Ratio of Earnings to Fixed Charges	2.6	x	2.7	x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative